EXHIBIT 99.1

NEWS RELEASE

NORTH AMERICAN ENERGY PARTNERS INC. ANNOUNCES THE AWARD OF TWO WINTER EARTHWORKS CONTRACTS AND FURTHER REVENUE DIVERSIFICATION PROGRESS

Edmonton, Alberta, September 20, 2017 - North American Energy Partners Inc. (“NAEP” or “the Company”) (TSX:NOA/NYSE:NOA) today announced that it has recently secured two substantial winter season earthworks jobs with a combined value of around $90 million on two different oil sands mines.

In addition, the Company has been awarded a three year term contract, which includes a two year extension provision for potential five year total term, to provide mine support services on the Highland Valley Copper Mine in British Columbia.

Joseph Lambert, Chief Operating Officer, of the Company commented, “Demand for earthworks this winter season appears to be particularly strong and we are very pleased to have been awarded two significant contracts to underpin our activity in what will likely be a very busy period.”

Additionally Mr. Lambert commented, “We are also delighted to have further diversified our revenue base with the award of a term contract on another copper mine. Revenues will initially be modest but are expected to grow over the contract period.”

Forward-Looking Information

The information provided in this release contains forward-looking statements. Forward-looking statements include statements preceded by, followed by or that include the words “expected”, “likely”, “potential” or similar expressions.

The material factors or assumptions used to develop the above forward-looking statements include, and the risks and uncertainties to which such forward-looking statements are subject, are highlighted in the Company’s Management’s Discussion and Analysis (“MD&A”) for the quarter ended June 30, 2017 and the Company’s annual MD&A for the year ended December 31, 2016. Actual results could differ materially from those contemplated by such forward-looking statements as a result of any number of factors and uncertainties, many of which are beyond NAEP’s control. Undue reliance should not be placed upon forward-looking statements and NAEP undertakes no obligation, other than those required by applicable law, to update or revise those statements. For more complete information about NAEP, you should read the Company’s disclosure documents filed with the SEC and the CSA. You may obtain these documents for free by visiting EDGAR on the SEC website at www.sec.gov or on the CSA website at www.sedar.com.

About the Company

North American Energy Partners Inc. (www.nacg.ca) is the premier provider of heavy construction and mining services in Canada. For more than 50 years, NAEP has provided services to large oil, natural gas and resource companies. The Company maintains one of the largest independently owned equipment fleets in the region.

Since 1953 • Heavy Construction & Mining

Suite 300, 18817 Stony Plain Road, Edmonton, Alberta T5S 0C2 Canada Phone 780.960.7171

www.nacg.ca

NEWS RELEASE

For further information contact:

David Brunetta, CPA, CMA

Director; Finance, Investor Relations, Information Technology and Treasury

North American Energy Partners Inc.

(780) 969-5574

dbrunetta@nacg.ca

www.nacg.ca

Since 1953 • Heavy Construction & Mining

Suite 300, 18817 Stony Plain Road, Edmonton, Alberta T5S 0C2 Canada Phone 780.960.7171

www.nacg.ca